EXHIBIT 8
JOINDER
     Reference is made to that Request for Extraordinary General Meeting dated as of September 26, 2008 to the Secretary of Trinity Biotech, plc.
     By executing and delivering this Joinder, the undersigned holder of American Depository Receipts of Trinity Biotech, plc hereby becomes a signator to the Request for Extraordinary General Meeting as if the undersigned were an original signator to such document.
     The undersigned has executed and delivered this Joinder as of this 29 day of September, 2008.

Paradigm Capital Management

Name of ADR Holder (type or print)

By:	/s/ Candace Weir

Sign Name

Candace Weir

Name of Signator (type or print)

President and Chief Investment Officer

Capacity (type or print)